Exhibit 99.1

FOR IMMEDIATE RELEASE

Chiesi and uniQure Provide Update on Glybera® Launch

Amsterdam, the Netherlands, and Parma, Italy, August 4, 2014 — uniQure N.V. (Nasdaq: QURE), a leader in human gene therapy, and Chiesi Farmaceutici S.p.A. (“Chiesi”), a leading international pharmaceutical company, today provided an update on preparations relating to the launch of Glybera® (alipogen tiparvovec), the first gene therapy product approved in the European Union, for the treatment of the orphan disease lipoprotein lipase deficiency (LPLD). Chiesi has exclusive rights to commercialize Glybera in the EU and selected additional territories. Expanding on the original launch strategy, Chiesi and uniQure decided to include in the pricing and reimbursement applications for launch, the six-year follow-up pancreatitis data from the study AMT 011-05, announced June 3, 2014.  As a consequence, Chiesi now expects to launch Glybera in the fourth quarter of 2014/first quarter of 2015.

“We are fully supportive of Chiesi’s approach to include additional data demonstrating multiyear benefit for a one time treatment in our pricing and reimbursement documentation.  Adding long-term data will significantly strengthen the quality of the application,” said Jörn Aldag, CEO of uniQure.

Chiesi CEO Ugo Di Francesco added: “Whilst pricing and reimbursement discussions are on-going, Chiesi has commenced the setup of a number of expert treatment centres which will be able to offer Glybera for the appropriate patients and manage them post treatment.”

Developed by uniQure, Glybera was approved by the European Commission in October 2012 under exceptional circumstances for the treatment of a subset of patients with LPLD, a potentially life-threatening, orphan metabolic disease.  Glybera currently is not approved for use outside of the European Union.

Glybera is indicated for the treatment of adult patients diagnosed with familial LPLD confirmed by genetic testing and suffering from severe or multiple pancreatitis attacks despite dietary fat restrictions. LPLD results in hyper-chylomicronemia, or dramatic and potentially life-threatening increases in the level of large fat-carrying particles, called chylomicrons, in the blood after eating. In many cases, LPLD and the associated elevated levels of chylomicrons can cause acute and potentially life-threatening inflammation of the pancreas, known as pancreatitis, thus leading to frequent hospitalizations. Recurrent pancreatitis can lead to chronic abdominal pain, pancreatic insufficiency - which is an inability to properly digest food due to a lack of digestive enzymes made by the pancreas -, and diabetes.  There is no other approved treatment for LPLD.

About uniQure

uniQure is delivering on the promise of gene therapy through single treatments with potentially curative results. We have developed a modular platform to rapidly bring new disease-modifying therapies to patients with severe disorders. We are engaged in multiple partnerships and have obtained regulatory approval of our lead product, Glybera, in the European Union for a subset of patients with LPLD.

About Chiesi Farmaceutici

Chiesi Farmaceutici is a research-focused international group, with more than 80 years of experience headquartered in Parma (Italy). Chiesi researches, develops, and commercializes innovative pharmaceutical solutions in the respiratory therapeutics and specialist medicine areas. In 2013, Chiesi achieved sales of over 1.2 billion Euros, constituting double digit growth over 2012. Its R&D centers in Parma (Italy), Paris (France), Rockville (USA), Chippenham (UK), and the R&D team of the newly-acquired Danish company Zymenex, integrate their efforts to advance Chiesi’s pre-clinical, clinical, and registration programs. Chiesi Group employs approximately 3900 people, 480 of which are dedicated to R&D activities.

For more information, please visit www.chiesi.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include statements regarding the planned timing of commercial launch of Glybera by Chiesi and the result of pricing and reimbursement negotiations, final analysis of the data discussed and the potential longer-term effects of Glybera. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, our manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors described under the heading “Risk Factors” in uniQure’s Form 20-F filed with the Securities and Exchange Commission dated April 25, 2014. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

uniQure:	Media inquiries:
Aicha Diba	Gretchen Schweitzer
Investor Relations	MacDougall Biomedical Communications
Direct : +31 20 566 8014	Direct: +49 172 861 8540
Main: +31 20 566 7394	Main: +1 781 235 3060
a.diba@uniQure.com	gschweitzer@macbiocom.com

Chiesi Farmaceutici:
Valentina Biagini
Group Communication Manager
Mobile: +39 348 7693 623
v.biagini@chiesi.com